[AMERON INTERNATIONAL LETTERHEAD]

May 26, 2011

VIA EDGAR AND OVERNIGHT MAIL

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ameron International Corporation
Form 10-K for the Fiscal Year Ended November 30, 2010
Form 10-Q for the Fiscal Quarter Ended February 27, 2011
File No. 001-09102

Dear Mr. Cash:

On behalf of Ameron International Corporation (the “Company”), this responds to your letter of April 29, 2011.  For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by the related responses.

The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended November 30, 2010

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies and Estimates – Pension and Other Postretirement Benefits, page 18

1.
We note your benefit plan assumption of a rate of return on plan assets of 8.5% for the last two fiscal years. Please explain to us, and disclose in future filings, how you determine the rate of return on plan assets and specifically address any changes in the methodology you used to determine this rate during the periods presented. Also, please explain to us, and disclose in future filings, how the assumed rate of return relates to your historical plan experience.

RESPONSE:

The return on assets assumption was determined by a composite approach with consideration given to prior historical returns from the assets actually held by the trust as well as expectations for future returns. The plan return assumption of 8.5% is based on the relatively high weighting of equities targeted by the trust. The target asset mix of the trust is 65% domestic equities, 10% international equities and 25% fixed income assets.  Under the building block approach, domestic and foreign equities are assumed to return 9.75% and fixed income assets 4.75% over a long-term horizon.

There were no changes in the methodology used to determine the plan return assumption in the last two fiscal years.

Based on historical experience, the cumulative annualized actual asset return has exceeded the current asset return assumption for most of the prior 20-year period, only falling below 8.5% twice, following severe market declines, once beginning in 2001 and again beginning in 2008. In the year ended November 30, 2010, the actual asset return was 9.39%. Since the asset return assumption is intended to be a long-term assumption, we consider but do not necessarily make adjustments each year to the asset return assumption in years where the historical return differs from the assumption.

We will expand future Form 10-K filings to include the above explanation about how the rate of return assumption is determined, address any changes in methodology and disclose actual plan experience for the prior year.

Item 8 – Financial Statements and Supplementary Data, page 31

Note 1 – Summary of Significant Accounting Policies, page 37
Property, Plant and Equipment, page 40

2.
Please tell us, and disclose in future filings, the carrying amount of the wind tower assets you tested for impairment. Also, please tell us, and disclose in future filings, the significant assumptions you used in determining that these assets are not impaired, including how your assumptions relate to current market conditions.

RESPONSE:

The Company entered the wind tower market in 2006. An existing water pipe factory in Fontana, California was expanded to produce wind towers through a major capital program which began in 2007. The Fontana factory was not fully operational to make wind towers until 2009. The Company manufactures wind towers only at the Fontana factory. In 2009, the Company’s Fontana plant, including wind towers and pipe, generated significant cash flow on sales of $74.3 million. Lower, but still positive, cash flow was generated in 2010 on sales of $34.7 million. We estimate that from 2007 to 2010 the Company’s share of the U.S. wind tower market was approximately 4%, despite being in a startup mode during the upgrade of the Fontana factory.

The U.S. wind energy market began to shift late in the 2008 time frame as the financial market meltdown began to take effect.   Since late 2008, the market deteriorated due to multiple challenges, including:

●	General weakness in global economy.

●	Uncertainty regarding tax incentives and project financing as Lehman Brothers and GE Capital left the market.

●	Virtually no West Coast demand.

●	Increased competition as more capacity was added primarily in Midwest/Texas markets.

●	Unusually low transportation costs from Asia to U.S.

●	Excess wind tower inventory led to falling prices.

During the third quarter of 2010, the backlog of pipe and wind tower orders began to decline due to overall market weakness such that there was a possibility the Fontana production facility would be temporarily idled.  The Company determined that this adverse change in the business climate could possibly affect the value of the Fontana assets, which merited an impairment assessment for long-lived assets under ASC 360.

At the time of the assessment the carrying value of wind tower and pipe assets associated with the Fontana plant was $55.1 million, which included $48.6 million of net fixed assets and $6.5 million of working capital.  The Company determined that the primary production asset had a weighted average remaining useful life of ten years.  Evaluation of undiscounted cash flows over the remaining life of the primary asset resulted in total cash flow in excess of the carrying value of the assets. Therefore, we concluded that an impairment loss was not evident; and no further testing was required.

Most of Fontana’s future sales are assumed to be wind tower sales. There are various favorable drivers which are expected to foster a long-term sustainable wind tower business, including:

●
There are a significant number of projects in California and the Southwest which will benefit the Company’s Fontana facility due to geographic proximity.  Secondary markets outside the Southwest will also continue to be served by Fontana.

●
Due to global trends, the continued emphasis on adopting renewable sources of energy will continue.  There have been several legislative actions benefiting renewable energy projects such as continued emphasis on renewable energy portfolio standards for utilities.  California’s electric utilities must generate 33% of their electricity from renewable sources by 2020.  California’s standards are among the most ambitious renewable energy standards in the U.S.  This should benefit the Company’s plant in California.

●	While energy load demand has fallen since the 2007 peak, energy load demand is expected to recover to peak levels again by 2012.

●	There is recent project activity in Mexico which is relatively close to the Fontana plant and presents a new market opportunity for the Company.

●	Normalized transportation costs (U.S. bound from Asia) will decrease foreign imports.

●	The general economy will rebound.

Sales and cash flow assumptions for the next ten years were developed using independent market studies. The forecast was heavily based on sales into the California and Southwest markets close to the Company’s Fontana factory. The Company also efficiently ships to markets outside the Southwest utilizing a railcar loading facility at the Fontana plant. We expect to capture approximately 5% of the U.S. wind tower market during the ten-year forecast period.  The Company believes this share is feasible since the Company’s wind tower business is no longer in a startup mode, and due to the forecasted wind tower installation growth in future years and the concentration of growth in California and the Southwest.  The impairment analysis assumed that Fontana’s sales would increase to approximately $42 million in 2011. Sales were forecasted to increase to over $60 million in 2012 and further increase thereafter to approximately $100 million.

Overall, wind tower installation activity in the U.S. was weak in 2010.  However, a significant amount of activity took place in the fourth quarter of 2010; and a large number of wind towers were being installed at the end of 2010.

Current estimates are that the wind industry will finish 2011 ahead of 2010.  Year to date, towers currently being installed in the Company’s markets in 2011 exceed installations during all of 2010.  The extension of the Section 1603 Investment Tax Credit and the competitive position of wind energy relative to energy produced using natural gas are cited as reasons for the increase in activity. The Company received wind tower orders in the first five months of 2011 that exceeded the forecast amount included in the impairment analysis for all of 2011.  The current forecast for the Fontana plant in 2011, including both sales and cash flow, exceeds the assumptions included in the impairment assessment.

We will disclose in the Form 10-Q for the period ended May 27, 2011 the carrying value of the Fontana assets that were tested for impairment, the sales assumptions for 2011 and beyond used in the impairment assessment and actual year-to-date sales.  We will also include a comment similar to the italicized statement above on how our assumptions relate to current market conditions.

Note 6 – Affiliates, page 44

3.
We note that you account for your investments in Ameron Saudi Arabia, Ltd. and Bondstrand, Ltd. under the cost method due to “management’s current assessment of the Company’s influence over these affiliates.” Please specifically explain to us the specific factors that support your conclusion that you do not have the ability to exert significant influence over these entities.

RESPONSE:

The Company indirectly through a wholly-owned subsidiary owns 40% of the shares of Bondstrand, Ltd. (“BL”) and directly owns 30% of the shares of Ameron Saudi Arabia, Ltd. (“ASAL”) (the “Affiliates”). Both Affiliates are Saudi Arabian companies. The remaining shares of BL and ASAL are owned by the Saudi Arabian Amiantit Company, a public Saudi Arabian company (“Amiantit”).

The Company accounts for its investments in ASAL and BL under the cost method due to the Company’s inability to significantly influence operating and financial policies of the Affiliates. Each Affiliate is managed by its respective board, with board memberships allocated in proportion to share ownership. The Chairman of each board is elected from the Saudi board members. Amiantit, in its majority ownership and board positions, has taken management control of the Affiliates. Amiantit appoints managers to manage the Affiliates, and the Affiliates use Amiantit’s accounting and information systems and support services such as, marketing, purchasing and finance. Most importantly, Amiantit controls the timing and level of dividends from the Affiliates and manages excess cash by lending and/or borrowing among the Affiliates and unrelated Amiantit subsidiaries without substantive input from the Company.

The Articles of Association of both BL and ASAL provide minority shareholder rights relative to dividends, borrowings, capital expenditures, asset sales and mortgages and limitations against self dealing. However, in reality, litigation would be required to enforce such rights. The Company has attempted to influence the Affiliates’ use of technology, expansion plans and distribution of cash at various times in the past, without success. Such attempts were met with strong resistance. The Company has instead decided to cooperate with Amiantit to continue the flow of dividends from the Affiliates, but such cooperation precludes the Company from exerting significant influence over the Affiliates.

The Company accounts for its investments in the Affiliates under the cost method due to its lack of influence over the Affiliates.

Note 7 – Other Assets, page 46

4.
Please revise future filings to indicate, if true, that the assets held for sale refer to the real property mentioned in note 2, located in Hull, England that was previously used by the Performance Coatings and Finishes business. Otherwise, please tell us, and disclose in note 2 in future filings, the remaining carrying value of the impaired asset held for sale.

RESPONSE:

Assets Held for Sale shown in Note 7, Other Assets as of November 30, 2010 and 2009, consisted only of the real property located in Hull, England (“Hull Property”) previously used by the Company’s former Performance Coatings & Finishes business.

We will revise future Form 10-K filings to disclose that Assets Held for Sale includes the Hull Property and its carrying value, until the property is sold or written off.

Note 8 – Accrued Liabilities, page 46

5.
Please provide us, and disclose in future filings, a roll-forward of your self-insurance reserves. In light of the change in year-end balances, we believe such information would enhance your current disclosures and could be useful to investors.

RESPONSE:

As disclosed in Critical Accounting Policies and Estimates, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, under Part II, Item 7 of Form 10-K, the Company is self insured for a portion of the losses and liabilities primarily associated with workers' compensation claims and general, product and vehicle liability.  Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using historical experience and certain actuarial assumptions followed in the insurance industry.  The estimate of self-insurance liability includes an estimate of incurred but not reported (“IBNR”) claims, based on data compiled from historical experience. Included in Note 8 – Accrued Liabilities, Self-Insurance Reserves, are gross liability reserves related to the  Company’s claim obligations; included in Note 4 – Receivables, Other, are recoverables from third-party insurance companies that correspond to such gross liabilities.

A roll-forward of insurance reserves follows (in thousands):

	Beginning Balance 12/01/09	Additions Charged to Costs and Expenses	Deductions, Payments and Write-offs	Reclassifications and Other Adjustments	Ending Balance 11/30/10
Self-Insurance Reserves	$37,393	$3,749	$(4,438)	$(11,989)	$24,715
Less: Insurance Recoverables	16,654	0	0	(11,989)	4,665
Net Liability Reserves	$20,739	$3,749	$(4,438)	$0	$20,050

While ASC 210-20 requires gross presentation of liabilities and insurance recoverables, as shown above, the change in net liability reserves was not significant. The changes in gross reserves and recoverables were based on changes in loss reserves maintained by third-party insurance companies.

The Company’s insurers establish case reserves based on their estimates of insured claims. The Company’s actuary establishes reserves for IBNR claims based on the insurers’ case reserves and the Company’s historical experience. Recoverables related to both case reserves and IBNR claims are determined based on self-insured limits and aggregate limits. The liabilities and recoverables associated with both case reserves and IBNR claims are reflected in the Company’s financials per ASC 210-20.

Insurers adjust case reserves to reflect changes in estimates of total payout, actual settlements and/or new cases. For example, in 2010, gross liabilities and recoverables were each reduced by slightly under $6.0 million due to the settlement of the Dominion lawsuit that was disclosed in the Form 10-Q filed for the quarter ended May 30, 2010. No payment by the Company was required as part of the settlement. The balance of the adjustments shown above in the roll-forward related to a variety of claims for which the insurance companies and actuary adjusted the reserves.

We will disclose in future Form 10-K filings a roll-forward of self-insurance reserves, liabilities and assets, similar to that shown above, as part of Schedule II – Valuation and Qualifying Accounts and Reserves.

Note 10 – Income Taxes, page 47

6.
Please provide us, and disclose in future filings, a more specific and comprehensive explanation of the facts and circumstances related to the repatriation of undistributed earnings of your Singapore subsidiary during the fourth quarter of 2010.

RESPONSE:

Ameron B.V. (“BV”), is a Dutch subsidiary of the Company. Over the years, BV has paid income taxes to the Dutch taxing authorities, as well as to the taxing authorities of other countries in which it has done business, either directly or through affiliated companies.  Under normal circumstances, such taxes would eventually be creditable (as foreign tax credits (“FTCs”)) in the United States on the Company’s federal income tax return as dividends from BV are paid up to the Company.  However, the Company has been unable to realize the benefit of a substantial amount of FTCs related to BV due to the timing of BV’s income and losses throughout the years and how that timing has affected the annual FTC calculations.

In 2010, the Company implemented a reorganization plan that allowed the Company to realize the benefit from these trapped FTCs.  This plan involved the formation of a new Singaporean holding company which would become the parent company of both BV and the Company’s Singaporean operating subsidiary. The plan included a “check-the-box” tax election by BV and a repatriation of dividends from the Singaporean subsidiary.  The combination of steps in the plan allowed the Company to repatriate a substantial amount of dividends from its Singaporean subsidiary at a reduced tax cost (less than 4%), net of the otherwise trapped FTCs from BV.  The repatriated amount was limited to the amount that would utilize the trapped FTCs.

The timing of the above-mentioned reorganization plan was in response to proposed U.S. tax law changes that were expected to be enacted in 2011 which would have severely restricted the Company’s ability to claim these FTCs in the future.

We will revise future filings to include a summary of the above explanation.

Note 18 – Segment Information, page 64

7.
Please demonstrate to us how you determined that the aggregation of your pole products and Hawaii operating segments within the infrastructure products reportable segment is appropriate and complies with ASC 280-10-50-11.

RESPONSE:

The Infrastructure Products Group consists of the Company’s Hawaii Division and the Pole Products Division. The Hawaii Division supplies ready-mix concrete, crushed and sized basaltic aggregates, dune sand, concrete pipe and box culverts, primarily to the construction industry on Oahu and Maui. The Pole Products Division manufactures and markets concrete and steel poles for highway, street and outdoor area lighting and for traffic signals nationwide.

The Company has determined that the Pole Products Division and the Hawaii Division are operating segments in accordance with ASC 280-10-50-1, in that a) each division is engaged in revenue earning business activity, b) the Chief Operating Decision Maker reviews and assesses performance and allocates resources at these levels, and c) discrete financial information is available for each division.

ASC 280-10-50-11, provides that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of ASC 280, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for products and services
d.	The methods used to distribute products or provide services
e.	If applicable, the nature of the regulatory environment.

The nature of the products and services of the Hawaii Division and the Pole Products Division is similar. Both divisions manufacture and sell primarily concrete products (pipe, box culverts, poles and bollards). Both divisions sell intermediate products that are then installed into construction projects, to customers in both the commercial and the residential construction industries.

In general, the nature of the production processes of both divisions is also similar. Both divisions consist of operations that manufacture or convert raw materials into saleable intermediate products. Both utilize cement as a primary raw material, which is processed into concrete to be sold or converted to a finished product. Neither division is involved with alternative production of goods and services that do not consist of material conversion.

The types of customers and the methods of selling are similar for both divisions. Products are typically sold to contractors and developers for installation into construction projects. Both divisions deliver products to job sites for installation. Both divisions sell directly to customers.

The regulatory environment is not materially different for each division.

As shown below, the Pole Products Division and the Hawaii Division share similar economic characteristics: the manufacturing gross profit margins achieved by each division over the last five years were relatively consistent. In addition, the long-term manufacturing gross profit margins for each division are forecasted to remain similar in the future. A further indication of the similar economic characteristics of each division is segment income return on sales. Over the past five years, the Pole Products Division’s return on sales was 13%, while the Hawaii Division had a return on sales of 11%, another narrow difference of only two percentage points.

	Manufacturing Gross Profit Margin
	Pole Products	Hawaii
2010	33%	35%
2009	31%	35%
2008	35%	37%
2007	38%	41%
2006	37%	39%
Five-Year Average	35%	37%

1st Quarter 2011 Actual	25%	29%
2011 Plan	33%	34%
2012 Plan	34%	35%
2013 Plan	34%	36%

Based on the foregoing, we continue to believe that aggregation of the Hawaii Division and the Pole Products Division is appropriate and consistent with ASC 280-10-50-11.

Form 10-Q for the Fiscal Quarter Ended February 27, 2011

Item 1 – Financial Statements, page 3

Note 11 – Commitments and Contingencies, page 11

8.
We refer to each matter that you have disclosed where you are not able to estimate the possible range of loss. We note that your disclosures are substantially the same as your disclosures in prior exchange act reports. Since we assume that you have determined that it is reasonably possible that a material loss has been incurred in excess of amounts accrued, for each matter please explain to us, in greater detail, why you are unable to estimate a reasonably possible range of loss, what specific additional information you need to provide such an estimate, and when you believe that information will be available.

RESPONSE:

Legal reserves are established in accordance with ASC 450 when a material legal liability is both probable and reasonably estimable.  Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.  The Company has accordingly updated its disclosures periodically to the extent material developments have occurred, and then it regularly re-evaluates whether it has obtained sufficient information to either record, or adjust, a reserve.

The Company disclosed the several matters in Note 11 because, pursuant to ASC 450, the Company had concluded that there is at least a reasonable possibility that a loss may be incurred by the Company in connection with such matters. The Company believes its inability to estimate such loss is evident in the disclosures it has provided in Note 11, from the specific descriptions it has provided of these matters.  However, as to each such matter the Company provides further explanations below as to its inability to estimate any loss.

The Sable case has been ongoing for several years, but extensive discovery still remains to be taken. The facts of the case are complex and highly technical, and no trial date has been set.  The Company is seeking to determine how much the plaintiffs have already recovered from other settling defendants and from their insurance carriers, and whether these are legally-valid offsets under applicable Canadian law against plaintiffs’ demands.  The Company certainly does not believe that the claimed amounts it has received to date accurately represent the reasonably possible range of loss for this matter.  Accordingly, no estimate is possible until extensive further discovery has been conducted and/or the legal issues are resolved in the Canadian courts.

The BP America case lay dormant for a considerable period as the plaintiff chose not to pursue discovery, perhaps because of the distractions of Hurricane Katrina.  Discovery recently recommenced, but very little has been done in this regard. The amount of plaintiff’s damage claim is in dispute, and based on what it knows of the case the Company strongly disputes any liability.  Again, too, the Company does not believe that the claimed amounts accurately represent the reasonably possible range of loss.  It is unlikely that the Company will be able to bring any more certainty to its estimate of loss until substantial further discovery has been conducted.

Similarly, the recently filed PPC case will proceed in Oman, where rules of discovery are much less robust than in the United States.  The Company is at a very early stage of ascertaining the facts surrounding the incident and the culpability of other parties, and the Company expects to have significant issues with the amount of the damage claim alleged by the plaintiff, which again does not represent, in the Company’s opinion, the reasonably possible loss.  This case is not expected to go to trial for at least a year, and it will be some considerable time before the Company has a better sense as to damages, if any.

Regarding OFAC, the Company is fully cooperating with OFAC. OFAC has not provided the Company with any specific information by which the Company could estimate the extent of any possible loss, and the Company does not control or have any ability to influence OFAC’s timetable in this regard.

The disclosed asbestos litigation has not had a material impact on the Company’s financial condition, results of operations or cash flows to date.  The Company manages these matters as routine litigation incidental to its business, but has provided additional detail concerning the pending claims in order to provide the investment community information regarding an area that is of special interest to certain investors, given the past experiences of other companies with this type of litigation.

We will continue to evaluate our disclosures in light of ASC 450 and Regulation S-K Item 103.

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations – Gross Profit, page 20

9.
We note the significant deterioration in your gross profit margins during the quarter ended February 27, 2011. Please tell us, and clarify in future filings, in greater detail, the specific facts and circumstances that negatively impacted your gross profit margins during the current interim period and address if you expect these factors to continue in subsequent periods.

RESPONSE:

We believe that our disclosure in the Form 10-Q specifically identified the causes of the gross profit deterioration for the whole Company and for each of the Company’s business segments in the first quarter of 2011, compared to the first quarter of 2010. The gross profit margin deterioration was caused by the decline of gross profit on relatively similar sales levels in the first quarters of 2010 and 2011.

We currently forecast that the gross profit and gross profit margin deterioration, relative to 2010, will continue throughout 2011. Gross profit in the first quarter of 2011 was impacted by the following: lower margins on projects due to competitive pressures associated with the lower level of demand in a number of the Company’s markets, especially construction-related markets served by the Water Transmission and Infrastructure Products Groups; a change in product mix away from higher-margin marine and offshore projects to lower-margin onshore oilfield and industrial sales in the Fiberglass-Composite Pipe Group; higher raw material costs affecting all businesses; and underutilized production facilities at both the Water Transmission and Infrastructure Products Groups. We do not currently forecast that these conditions will improve until the overall demand in the Company’s markets improves.

We will include in future filings commentary regarding expectations of gross profit and margins in subsequent periods.

I trust that this letter responds to your requests. If you have any additional comments or requests, please contact me at 626-683-4000.

Sincerely,

/s/ Gary Wagner

Gary Wagner

Senior Vice President,
Finance and Administration &
Chief Financial Officer

GW:ly

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